**Exhibit 99.1**

Richard L. Bready, Chairman and CEO
Edward J. Cooney, Vice President and Treasurer
(401) 751-1600

**IMMEDIATE**

<u>NORTEK REPORTS INCREASES</u>
*IN 1<sup>ST-</sup>QUARTER SALES*

_____

PROVIDENCE, RI, May 15, 2003—**Nortek, Inc.** ("**Nortek**"), a leading international

designer, manufacturer and marketer of high-quality brand name building products,

today announced first-quarter results.

On January 9, 2003, **Nortek Holdings**, the parent company of **Nortek**, was

acquired by certain affiliates and designees of Kelso & Company L.P. and certain

members of the Company's management in accordance with the Agreement and

Plan of Recapitalization by and among Nortek, Inc., Nortek Holdings, Inc. and

K Holdings, Inc. dated as of June 20, 2002, as amended, in a transaction valued at

approximately $1.6 billion, including the Company's existing indebtedness (the

"Recapitalization").

**- m o r e -**

Net sales for the nine-day period ending January 9, 2003 and the period from January 10 to April 5, 2003 were $34 million and $435 million, respectively. Operating earnings (loss) for the nine-day period ending January 9, 2003 and the period from January 10 to April 5, 2003 were $(86.8) million and $35.4 million, respectively. EBITDA for the nine-day period ending January 9, 2003 and the period from January 10 to April 5, 2003 was $(85.9) million and $49.8 million, respectively. Excluding expenses and charges of approximately $87.7 million arising from the Recapitalization, as adjusted EBITDA was $1.8 million for the nine-day period ending January 9, 2003.

The 2003 first-quarter results presented below include the nine-day period from January 1 to January 9 (pre-Recapitalization) and the post-Recapitalization period from January 10 to April 5.

The Company's net sales from continuing operations for the combined periods of January 1 to April 5, 2003 were $469 million, an increase of 9.8 percent over the $427 million reported for the first quarter of 2002. Operating earnings (loss) for the combined periods from January 1 to April 5, 2003 was $(51.4) million compared to $37.7 million in the first quarter of 2002. As adjusted, EBITDA from continuing operations for the combined period from January 1 to April 5, 2003, excluding costs related to the Recapitalization, was $51.6 million, compared to $48.8 million for the prior year.

Our Residential Building Products Segment sales benefited from new products as well as strong performance in our core product lines such as bathroom exhaust fans.  In addition, this segment has improved profitability, in part due to our continued strategic sourcing efforts.

Our branding strategy is continuing to produce results in our Air Conditioning and Heating Products Segment.  In the first quarter of this year, we benefited from the recent introduction of our Westinghouse® and Maytag® brands and from the ongoing success experienced with our Frigidaire®, Tappan®, Philco® and Gibson® brands.

Our Windows, Doors and Siding Segment recorded net sales growth in vinyl siding, the core product line in this segment.  However, profitability in this segment was adversely affected by several factors, including higher raw material costs, primarily for PVC resin, which is expected to continue for the balance of the year.  We have several initiatives planned or already in place to mitigate the impact on 2003.  These include some price increases and continued strategic sourcing and manufacturing cost-reduction programs.  The profitability of this segment was also adversely impacted by direct and indirect costs associated with adding new distribution including new customers during the first quarter.

Richard L. Bready, Chairman and Chief Executive Officer, said, "We are pleased with our first-quarter performance, particularly considering the adverse weather conditions in the Northeast and Midwest, the impact of high energy costs, particularly on our resin-based materials and weak consumer confidence due to economic uncertainties. Improved sales performance in this quarter was driven by the ongoing stability of the housing construction and remodeling markets and the continuing benefit from our expanded branding effort in our line of air conditioning and heating products.

"Looking forward, we remain optimistic that new home construction and remodeling conditions will remain solid during the remainder of 2003.  However, results could be impacted by the continued softness in the market for commercial HVAC products, the cost pressures for certain raw materials, such as resin and steel, and continued global economic weakness."

On January 17, 2003, **Nortek's** Linear Corporation subsidiary acquired the stock of ELAN Home Systems, L.L.C., a leading manufacturer and designer of high-performance consumer electronic equipment that controls whole-house entertainment, communication and automation systems for residential new construction and retrofit markets.

**Nortek\*** (a wholly owned subsidiary of **Nortek Holdings, Inc.**) is a leading international manufacturer and distributor of high-quality, competitively priced building, remodeling and indoor environmental control products for the residential and commercial markets. **Nortek** offers a broad array of products for improving the environments where people live and work.  Its products include range hoods and other spot ventilation products; heating and air conditioning systems; vinyl products, including windows and doors, siding, decking, fencing and accessories; indoor air quality systems; and specialty electronic products.

*\*As used herein, the term "Nortek" refers to Nortek, Inc., together with its subsidiaries, unless the context indicates otherwise. This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.*

*This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the Company's current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors impacting such forward-looking statements include the availability and cost of raw materials and purchased components, the level of construction and remodeling activity, changes in general economic conditions, the rate of sales growth, and product liability claims. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise. For further information, please refer to the reports and filings of the Company with the Securities and Exchange Commission.*

# # #

# NORTEK, INC. AND SUBSIDIARIES
## UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS
### (Amounts in thousands)

| | For the Periods | | |
|---|---|---|---|
| | **Post-Recapitalization** | **Pre-Recapitalization** | |
| | **January 10, 2003 - April 5, 2003** | **January 1, 2003 - January 9, 2003** *(Unaudited)* | **January 1, 2002 - March 30, 2002** |
| Net sales ............................................................. | $435,201 | $ 33,775 | $ 427,212 |
| Cost of products sold......................................... | 319,756 | 26,286 | 312,799 |
| Selling, general and administrative expenses, net | 77,221 | 6,485 | 75,160 |
| Amortization of intangible asssets..................... | 2,810 | 137 | 1,505 |
| Expenses and charges arising from the Recapitalization ............................................. | --- | 87,700 | --- |
| | 399,787 | 120,608 | 389,464 |
| Operating earnings (loss).................................. | 35,414 | (86,833) | 37,748 |
| Interest expense ................................................. | (25,649) | (2,288) | (24,167) |
| Investment income............................................. | 435 | 121 | 1,719 |
| Earnings (loss) from continuing operations before provision (benefit) for income taxes ... | 10,200 | (89,000) | 15,300 |
| Provision (benefit) for income taxes ................ | 4,000 | (24,100) | 5,900 |
| Earnings (loss) from continuing operations...... | 6,200 | (64,900) | 9,400 |
| Earnings from discontinued operations ............ | --- | --- | 1,200 |
| Net earnings (loss) | $ 6,200 | $(64,900) | $ 10,600 |

*The accompanying notes are an integral part of this unaudited condensed consolidated summary of operations.*

A.   The unaudited condensed consolidated summary of operations for Nortek, Inc. and its subsidiaries (the "Company" or "Nortek"), in the opinion of management, reflects all adjustments necessary for a fair statement of the periods presented.   In 2002, the Company sold certain subsidiaries of its wholly-owned subsidiary, Ply Gem Industries, Inc. ("Ply Gem").  The sale of these subsidiaries and their related operating results have been excluded from earnings from continuing operations and are classified as discontinued operations for all periods presented (see Note H).  Certain amounts in the prior year's unaudited condensed consolidated summary of operations have been reclassified to conform to the current year presentation.  It is suggested that this unaudited condensed consolidated summary of operations be read in conjunction with the consolidated financial statements and the notes included in the Company's latest annual report on Form 10-K and its latest Current Reports on Form 8-K as filed with the Securities and Exchange Commission ("SEC").  (See Note C.)

On November 20, 2002, the Company reorganized into a holding company structure and each outstanding share of capital stock of the Company was converted into an identical share of capital stock of Nortek Holdings, Inc. ("Nortek Holdings"), a Delaware corporation formed in 2002, with Nortek Holdings becoming the successor company and the Company becoming a wholly-owned subsidiary of Nortek Holdings (the "Nortek Holdings Reorganization").  On January 9, 2003, Nortek Holdings, the parent company of Nortek, was acquired by certain affiliates and designees of Kelso & Company L.P. ("Kelso") and certain members of the Company's management (the "Management Investors") in accordance with the Agreement and Plan of Recapitalization by and among Nortek, Inc., Nortek Holdings, Inc. and K Holdings, Inc. ("K Holdings") dated as of June 20, 2002, as amended, (the "Recapitalization Agreement") in a transaction valued at approximately $1.6 billion, including all of the Company's indebtedness (the "Recapitalization").  (See Note C.)

Beginning on January 9, 2003, the Company and Nortek Holdings accounted for the Recapitalization as a purchase in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS No. 141"), which results in a new valuation for the assets and liabilities of Nortek Holdings and its subsidiaries based upon fair values as of the date of the Recapitalization. As allowed under SEC Staff Accounting Bulletin No. 54, "Push Down Basis of Accounting Required in Certain Limited Circumstances", the Company has reflected all applicable purchase accounting adjustments recorded by Nortek Holdings in the Company's Consolidated Financial Statements for all SEC filings covering periods subsequent to the Recapitalization ("Push Down Accounting").  Push Down Accounting requires the Company to establish a new basis for its assets and liabilities based on the amount paid for its ownership at January 9, 2003.  Accordingly, Nortek Holdings' ownership basis (including the fair value of options rolled over by the Management Investors) is reflected in Nortek's Consolidated Financial Statements beginning upon completion of the Recapitalization.  In order to apply Push Down Accounting, Nortek Holdings' purchase price of approximately $468,737,000 was allocated to the assets and liabilities based on their relative fair values and approximately $440,837,000 was reflected in the Company's Stockholder's Investment as the value of Nortek Holdings' ownership in the Company upon completion of the Recapitalization.  Immediately prior to the Recapitalization, the Company's Stockholder's Investment was approximately $156,702,000. Purchase price allocations are subject to refinement until all pertinent information is obtained. As of January 10, 2003, the Company preliminarily allocated the excess purchase price over the net assets acquired in the Recapitalization based on its estimates of the fair value of assets and liabilities as follows:

|  | Excess purchase price of the Recapitalization allocated to |
| --- | --- |
| Inventories | $ 13,234,000 |
| Property, plant and equipment | 102,474,000 |
| Intangible assets | 72,953,000 |
| Goodwill | 227,671,000 |
| Indebtedness | (33,777,000) |
| Prepaid and deferred income taxes | (38,325,000) |
| Pension | (32,195,000) |
| Total | $ 312,035,000 |

During the period from January 10, 2003 to April 5, 2003, the Company reflected approximately $5,400,000 of excess purchase price allocated to inventory as a non-cash charge to cost of goods sold, approximately $2,900,000 of lower depreciation expense in cost of sales, $1,500,000 of additional amortization expense of intangible assets and $1,400,000 of lower interest expense from the amortization of premium allocated to indebtedness as compared to the Company's historical basis of accounting prior to the Recapitalization.

The Company has estimated the fair value of its assets and liabilities, including intangible assets and property, plant and equipment, as of the Recapitalization, utilizing information available at the time that the Company's Unaudited Condensed Consolidated Financial Statements were prepared and these estimates are subject to refinement until all pertinent information has been obtained. The Company is in the process of obtaining outside third party appraisals of its intangible assets and property, plant and equipment.

The impact of these fair value estimates has been reflected in the Company's statement of operations for the period ended April 5, 2003. Should the intangible asset or property, plant and equipment appraisals result in differences in the average amortizable or depreciable lives of these assets or in the fair value amount of the estimates, the following estimated changes in annual operating earnings would occur:

| | Increase (decrease) in operating earnings | | |
| --- | --- | --- | --- |
| | Property, Plant and Equipment | Intangible Assets | Total |
| If lives are one year greater | $ 1,800,000 | $ 800,000 | $ 2,600,000 |
| If lives are one year less | (2,100,000) | (900,000) | (3,000,000) |
| If fair value is $10,000,000 greater | (800,000) | (700,000) | (1,500,000) |
| If fair value is $10,000,000 less | 800,000 | 700,000 | 1,500,000 |

The period from January 1, 2003 to January 9, 2003 and the period from January 10, 2003 to April 5, 2003 combined, contain 95 days while the first quarter of 2002 contained 90 days. Accordingly, operating results for 2003 include approximately $1,000,000 of additional interest expense as compared to 2002 since the Company accrues interest expense based on the number of days contained in each reporting period.

B.    EBITDA from operations is operating earnings from continuing operations plus depreciation and amortization expense (other than amortization of deferred debt expense and debt premiums and discounts) and the non cash write off of the portion of the excess purchase price from acquisitions allocated to inventories. Adjusted EBITDA excludes expenses and charges arising from the Recapitalization. EBITDA is presented as it is a common analytical measurement utilized by investors to assess the Company's performance.

The following table presents a reconciliation from operating earnings, which is the most directly comparable financial measure under accounting principles generally accepted in the United States, to EBITDA and Adjusted EBITDA for the periods presented:

| | For the Periods | | |
| --- | --- | --- | --- |
| | **Post-Recapitalization** | **Pre-Recapitalization** | |
| | **January 10, 2003 - April 5, 2003** | **January 1, 2003 - January 9, 2003** | **January 1, 2002 - March 30, 2002** |
| | *(Amounts in thousands)* | | |
| Operating earnings (loss) | $35,414 | $(86,833) | $37,748 |
| Depreciation expense | 6,151 | 831 | 9,589 |
| Amortization of intangible assets | 2,810 | 137 | 1,505 |
| Non cash charge of purchase price allocated to inventory | 5,404 | --- | --- |
| EBITDA | 49,779 | (85,865) | 48,842 |
| Expenses and charges arising from the Recapitalization | --- | 87,700 | --- |
| Adjusted EBITDA | $49,779 | $ 1,835 | $48,842 |

9

C.      On January 8, 2003, at a special meeting of stockholders of Nortek Holdings, the stockholders approved the following amendments to the certificate of incorporation (the "Stockholder Approval"), which were required in order to complete the Recapitalization:

- A new class of common stock, Class A Common Stock, par value $1.00 per share, of Nortek Holdings was created consisting of 19,000,000 authorized shares.

- At the time that the amendment to the certificate of incorporation became effective, each share of common stock, par value $1.00 per share and special common stock, par value $1.00 per share outstanding, was reclassified into one share of a new class of mandatorily redeemable common stock, Class B Common Stock, par value $1.00 per share, of Nortek Holdings consisting of 14,000,000 authorized shares.

- Class B Common Stock was required to be immediately redeemed for $46 per share in cash upon completion of the Recapitalization.

- The authorized number of shares of Series B Preference Stock, par value $1.00 per share, was increased to 19,000,000 authorized shares.

Following the Stockholder Approval, common stock and special common stock held by the Management Investors were exchanged for an equal number of newly created shares of Series B Preference Stock. In addition, certain options to purchase shares of common and special common stock held by the Management Investors were exchanged for fully vested options to purchase an equal number of shares of the newly created Class A Common Stock. The remaining outstanding options, including some held by Management Investors, were cancelled in exchange for the right to receive a single lump sum cash payment equal to the product of the number of shares of common stock or special common stock underlying the option and the amount by which the redemption price of $46 per share exceeded the per share exercise price of the option.

On January 9, 2003, in connection with the Recapitalization, Kelso purchased newly issued shares of Series B Preference Stock for approximately $355,923,000 and purchased shares of Series B Preference Stock held by the Management Investors for approximately $18,077,000. Newly issued Class A Common Stock of approximately $3,262,000 was purchased by designated third parties. Shares of Series B Preference Stock held by the Management Investors that were not purchased by Kelso were converted into an equal number of shares of Class A Common Stock. In addition, the Company declared and distributed to Nortek Holdings a dividend of approximately $120,000,000 and distributed approximately $27,900,000 for reimbursement of fees and expenses of Kelso, which were paid out of the Company's unrestricted cash and cash equivalents on hand and were permissible under the most restrictive covenants with respect to the indentures of the Company's 8 7/8% Senior Notes due 2008, 9 1/4% Senior Notes due 2007, 9 1/8% Senior Notes due 2007 and 9 7/8% Senior Subordinated Notes due 2011 (the "Existing Notes").

Nortek Holdings used the proceeds from the purchase by Kelso and designated third parties of the newly issued Series B Preference Stock and Class A Common Stock and the dividend from Nortek to redeem Nortek Holdings' Class B Common Stock and to cash out options to purchase common and special common stock totaling approximately $479,185,000. Kelso also purchased directly from certain Management Investors 392,378 shares of Series B Preference Stock for approximately $18,077,000.

In connection with the Recapitalization, K Holdings received a bridge financing letter from a lender for a senior unsecured term loan facility not to exceed $955,000,000 (the "Bridge Facility"). The Bridge Facility was intended to be used to fund, if necessary, any change in control offers the Company might have made in connection with the Recapitalization. The Company did not use this Bridge Facility because the structure of the Recapitalization did not require the Company to make any change of control offers. The commitment letter expired on January 31, 2003. As a result, the Company's consolidated interest expense for the period from January 10, 2003 to April 5, 2003 includes approximately $4,100,000 of interest expense from the amortization of the Bridge Facility commitment fees and related expenses.

In January 2003, Nortek Holdings filed for the deregistration of its shares of common and special common stock under the Securities Exchange Act of 1934. Nortek Holdings' shares of common and special common stock are no longer publicly traded. The Company will continue to file periodic reports with the SEC as required by the respective indentures of the Company's Existing Notes.

Under the terms of one of the Company's supplemental executive retirement plans ("SERP"), the Company was required to make one-time cash payments to participants in such plan in satisfaction of obligations under that plan when the Recapitalization was completed. Accordingly, the Company made a distribution of approximately $75,100,000 to the participants in the plan from funds included in the Company's Consolidated Balance Sheet at December 31, 2002 and classified in long-term assets in restricted investments and marketable securities held by pension trusts and transferred to one of the participants a life insurance policy with approximately $10,300,000 of cash surrender value to satisfy a portion of the SERP's obligation to such participant. The termination and settlement of the obligation of this SERP resulted in a curtailment loss on January 9, 2003. (See Note D.)

The total amount of transaction fees and related costs incurred by the Company and Kelso associated with the Recapitalization was approximately $47,348,000, including the $27,900,000 noted above, of which approximately $10,500,000 of advisory fees and expenses was paid to Kelso & Company L.P. A portion of these fees and expenses was recorded by the Company in selling, general and administrative expense, since they were obligations of the Company prior to the Recapitalization. Approximately $12,848,000 was recorded as expense on January 9, 2003 since these fees and expenses became obligations of the Company upon consummation of the Recapitalization. Approximately $6,600,000 of expense was previously recorded by the Company in the year ended December 31, 2002. (See Note D.)

The following reflects the pro forma effect of the Recapitalization for the periods presented through January 9, 2003. The period ending April 5, 2003 reflects the combined operating results of the Company pre- and post-Recapitalization for the period from January 1, 2003 to April 5, 2003. The combined operating results for the period ending April 5, 2003 include actual results of the Company for the period January 10, 2003 to April 5, 2003.

| | January 1, 2003 - April 5, 2003 | January 1, 2002 - March 30, 2002 | For the year ended December 31, 2002 |
|---|---|---|---|
| | *(Amounts in thousands)* | | |
| Net sales | $ 468,976 | $ 427,212 | $ 1,888,292 |
| Operating earnings | 36,233 | 34,734 | 196,768 |
| Earnings from continuing operations | 5,065 | 4,576 | 64,572 |
| EBITDA: | | | |
| Operating earnings | 36,233 | 34,734 | 196,768 |
| Depreciation expense | 6,645 | 6,427 | 25,528 |
| Amortization expense | 3,044 | 3,045 | 12,181 |
| Non cash charge of purchase price allocated to inventory | 5,404 | 5,167 | 6,018 |
| EBITDA | $ 51,326 | $ 49,373 | $ 240,495 |

The unaudited pro forma condensed consolidated summary of operations for the periods presented has been prepared by adjusting the Company's historical summary of operations to give effect to the Recapitalization as if it had occurred on January 1, 2002. Fees, expenses and charges resulting from the Recapitalization, including the $6,600,000 noted above (see Note D), have been excluded from the above pro forma financial data since this pro forma data assumes that the Recapitalization occurred on January 1, 2002. The information contained in this unaudited pro forma condensed consolidated summary of operations has been prepared utilizing information available at the time that the Company's Consolidated Financial Statements were prepared and is subject to refinement until all pertinent information has been obtained. The unaudited pro forma condensed consolidated summary of operations reflects the Company's estimate of the effect of fair value adjustments for inventory, property, plant and equipment, intangible assets, pension, debt and financing costs and their related deferred tax attributes. The excess of the purchase price over the historical basis of net assets and these fair value adjustments was recorded as goodwill. Property, plant and equipment, intangible assets and certain other assets and liabilities and related tax attributes have been adjusted to fair value in the Company's consolidated balance sheet on April 5, 2003 based on Company estimates. Certain pertinent information related to the fair value of these items has not yet been obtained or completed. Pertinent information not yet obtained or completed includes, among other items, third party appraisals of intangible assets and property, plant and equipment, certain pension valuations and their related deferred tax attributes.

In the second quarter of 2002, approximately $4,400,000 was charged to operating earnings and is included in selling, general and administrative expenses relating to incentive earned by certain of the Company's officers under the Company's 1999 Equity Performance Plan. In the third quarter of 2002, the Company also incurred approximately $2,100,000 in connection with its re-audit of the Company's Consolidated Financial Statements for the three years ended December 31, 2001.

D.     For the nine days ended January 9, 2003, the Company incurred certain charges in connection with the Recapitalization.  These charges were as follows:

| | |
|---|---|
| Curtailment loss upon termination of a SERP | $ 70,142,000 |
| Recapitalization fees, expenses and other | 12,848,000 |
| Compensation expense from the settlement and cancellation of stock options | 4,710,000 |
| | $87,700,000 |

E.     Interest expense for the first quarter of 2002 includes a non-cash reduction in interest expense of approximately $450,000 related to the Company's interest rate collar agreement.  The interest rate collar agreement was terminated in August 2002.

F.     On January 17, 2003, the Company acquired Elan Home Systems L.L.C. ("Elan") for approximately $17,400,000 in cash and a $1,500,000 note payable to the sellers.  Elan manufactures and sells consumer electronic equipment that controls whole-house entertainment, communication and automation systems for new residential construction and retrofit markets.  For the year ended December 31, 2002, Elan reported net sales of approximately $21,300,000 (unaudited).  Pro forma results related to this acquisition have not been presented as the effect is not material.

G.      Net sales, operating earnings and pre-tax earnings from continuing operations for the Company's segments for the periods presented were as follows:

| | **For the Periods** | | |
| --- | --- | --- | --- |
| | **Post-Recapitalization** | **Pre-Recapitalization** | |
| | **January 10, 2003 -** **April 5, 2003** | **January 1, 2003 -** **January 9, 2003** | **January 1, 2002 -** **March 30, 2002** |
| | *(Amounts in millions)* | | |
| **Net sales:** | | | |
| Residential building products | $184.5 | $16.4 | $ 180.0 |
| Air conditioning and heating products | 151.6 | 8.6 | 147.8 |
| Windows, doors and siding products | 99.1 | 8.8 | 99.4 |
| Consolidated net sales | $435.2 | $33.8 | $427.2 |
| | | | |
| **Operating earnings (loss):** | | | |
| Residential building products | $27.0 | $ 2.7 | $ 27.9 |
| Air conditioning and heating products | 16.5 | (1.2) | 13.5 |
| Windows, doors and siding products * | 2.1 | (0.3) | 6.8 |
| Subtotal | 45.6 | 1.2 | 48.2 |
| **Unallocated:** | | | |
| Expenses and charges arising from the Recapitalization | --- | (87.7) | --- |
| Strategic sourcing expense | (1.4) | (0.1) | --- |
| Other, net | (8.8) | (0.2) | (10.5) |
| Consolidated operating earnings (loss) | 35.4 | (86.8) | 37.7 |
| Interest expense | (25.6) | (2.3) | (24.1) |
| Investment income | 0.4 | 0.1 | 1.7 |
| Earnings (loss) before provision (benefit) for income taxes | $ 10.2 | $(89.0) | $ 15.3 |

*       The operating results of the Windows, Doors and Siding Products Segment for the period from January 10, 2003 to April 5, 2003 include approximately $500,000 of severance and other costs associated with the closure of a manufacturing facility and approximately $1,300,000 of costs and expenses for expanded distribution including new customers.

Depreciation and amortization expense, the non cash inventory write off of a portion of allocated purchase price and capital expenditures from continuing operations for the Company's segments for the periods presented were as follows:

| | **For the Periods** | | |
| --- | --- | --- | --- |
| | **Post-Recapitalization** | **Pre-Recapitalization** | |
| | **January 10, 2003 - April 5, 2003** | **January 1, 2003 - January 9, 2003** | **January 1, 2002 - March 30, 2002** |
| **Non cash inventory write off of a portion of allocated purchase price:** | | | |
| Residential building products | $ 3.4 | $ --- | $ --- |
| Air conditioning and heating products | 0.6 | --- | --- |
| Windows, doors and siding products | 1.4 | --- | --- |
| Other | --- | --- | --- |
| Consolidated inventory write off | $ 5.4 | $ --- | $ --- |
| **Depreciation and Amortization:** | | | |
| Residential building products | $ 3.1 | $ 0.3 | $ 4.2 |
| Air conditioning and heating products | 2.4 | 0.3 | 3.3 |
| Windows, doors and siding products | 3.3 | 0.3 | 3.5 |
| Other | 0.2 | --- | 0.1 |
| Consolidated depreciation and amortization expense | $ 9.0 | $ 0.9 | $ 11.1 |
| **Capital Expenditures:** | | | |
| Residential building products | $ 1.9 | $ 0.1 | $ 1.5 |
| Air conditioning and heating products | 0.8 | 0.1 | 0.7 |
| Windows, doors and siding products | 2.5 | 0.3 | 2.1 |
| Other | 0.2 | --- | --- |
| Consolidated capital expenditures | $ 5.4 | $ 0.5 | $ 4.3 |

H.  On November 22, 2002, the Company's Ply Gem subsidiary sold the capital stock of its subsidiary Richwood Building Products, Inc. ("Richwood") for approximately $8,500,000 of net cash proceeds and recorded a pre-tax loss of approximately $3,000,000 in the fourth quarter of 2002. The operating results of Richwood were previously included in Windows, Doors and Siding Products in the Company's segment reporting. As required by SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") the Company allocated approximately $4,200,000 of goodwill to Richwood in connection with the determination of the loss on sale based upon the relative fair value of Richwood to the total fair value of the Windows, Doors and Siding operating segment.

On April 2, 2002, Ply Gem sold the capital stock of its subsidiary Hoover Treated Wood Products, Inc. ("Hoover") for approximately $20,000,000 of net cash proceeds and recorded a pre-tax gain of approximately $5,400,000 in the second quarter of 2002. The operating results of Hoover were previously included in Other in the Company's segment reporting. Approximately $8,500,000 of the cash proceeds was used to pay down outstanding debt under the Company's Ply Gem credit facility in the second quarter of 2002.

The sale of these subsidiaries and their related operating results have been excluded from earnings from continuing operations and are classified as discontinued operations for all periods presented.

The following is a summary of the results of discontinued operations for the three months ended March 30, 2002:

|  | **Three Months Ended** |
|---|---|
|  | **March 30, 2002** |
|  | *(Amounts in thousands)* |
|  | *(Unaudited)* |
| Net Sales | $19,500 |
| Earnings before income taxes | 2,000 |
| Income tax provision | 800 |
| Earnings from discontinued operations | $ 1,200 |
| Depreciation and amortization expense | $ 405 |

I.    SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143") addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with early adoption permitted. The Company adopted SFAS No. 143 on January 1, 2003. Adoption of this accounting standard was not material to the Company's Consolidated Financial Statements.

SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" ("SFAS No. 145"), was issued in April 2002 and addresses the reporting of gains and losses resulting from the extinguishment of debt, accounting for sale-leaseback transactions and rescinds or amends other existing authoritative pronouncements. SFAS No. 145 requires that any gain or loss on extinguishment of debt that does not meet the criteria of APB 30 for classification as an extraordinary item shall not be classified as extraordinary and shall be included in earnings from continuing operations. The provisions of this statement related to the extinguishment of debt are effective for financial statements issued in fiscal years beginning after May 15, 2002 with early application encouraged. The Company adopted SFAS No. 145 on January 1, 2003 and adoption of this accounting standard was not material to the results presented in the unaudited condensed consolidated summary of operations.

Effective January 1, 2003, the Company adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), which addresses the accounting and reporting for costs associated with exit or disposal activities, nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3") and substantially nullifies EITF Issue No. 88-10, "Costs Associated with Lease Modification or Termination" ("EITF 88-10"). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material effect on the Company's Consolidated Financial Statements.

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, "Interim Financial Reporting" ("APB No. 28"). The Company accounts for stock-based compensation in accordance with APB No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). The Company will provide the required disclosures under SFAS No. 148 in its quarterly report on Form 10-Q as filed with the SEC.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). Along with new disclosure requirements, FIN 45 requires guarantors to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. This differs from the current practice to record a liability only when a loss is probable and reasonably estimable. The recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company adopted the disclosure provisions of FIN 45 as of December 31, 2002 and adopted the entire interpretation on January 1, 2003. Adoption of FIN 45 was not material to the Company's Consolidated Financial Statements.

J.    The following is a summary of selected balance sheet amounts and ratios at April 5, 2003, January 9, 2003 and December 31, 2002:

| | Balance at | | |
|---|---|---|---|
| | **April 5, 2003** | **January 9, 2003** | **December 31, 2002** |
| | | *(Unaudited)* | |
| | | *(Dollar amounts in thousands)* | |
| Unrestricted cash, equivalents and marketable securities *......... | $   90,183 | $  140,303 | $  294,804 |
| Accounts receivable less allowances.................. | 259,683 | 223,462 | 225,632 |
| Inventories.................... | 220,448 | 179,626 | 175,885 |
| Property and equipment, net...... | 371,712 | 267,083 | 266,993 |
| Intangible assets, net ........... | 179,955 | 109,747 | 109,915 |
| Goodwill..................... | 793,351 | 551,505 | 551,162 |
| Accounts payable.............. | 169,426 | 127,697 | 126,400 |
| Accrued expenses and taxes, net. . | 152,231 | 187,853 | 169,746 |
| Short-term borrowings and current maturities of indebtedness..... | 10,980 | 5,642 | 6,787 |
| Long-term indebtedness ** ...... | 1,001,245 | 983,496 | 983,632 |
| Stockholder's Investment......... | 450,304 | 156,702 | 317,505 |
| Debt to equity ratio............. | 2.2:1 | 6.3:1 | 3.1:1 |

*    Approximately $167,348,000 was used on January 9, 2003 to redeem Nortek Holdings' Class B common stock and cash out stock options and pay certain fees and related costs of the Recapitalization. (See Note C.)

**    Long-term indebtedness includes approximately $12,586,000 of unamortized premium at April 5, 2003 resulting from the application of Push Down Accounting upon the Recapitalization.  (See Note A.)  At December 31, 2002, long-term indebtedness was net of approximately $4,953,000 of unamortized original issue discount based on historical accounting of the Company prior to the Recapitalization.